Exhibit 99.2

SSYS Q2 2015 Earnings Script

SLIDE 1 & 2: TITLE SLIDES

SPEAKER: OPERATOR

Good day, ladies and gentlemen. Welcome to today’s conference call to discuss Stratasys’ second quarter 2015 financial results.

My name is [INSERT], and I’m your operator for today’s call. [INSERT RELEVANT OPERATOR INSTRUCTIONS].

And now, I’d like to hand the call over to Shane Glenn, Vice President of Investor Relations for Stratasys. Mr. Glenn, please go ahead.

SLIDE 3: FLS

SPEAKER: Shane Glenn

Good morning, everyone, and thank you for joining us to discuss our second quarter 2015 financial results. On the call with us today are David Reis, CEO, and Erez Simha, CFO and COO of Stratasys.

I remind you that access to today’s call, including the prepared slide presentation, is available online at the web address provided in our press release. In addition, a replay of today’s call, including access to the slide presentation, will also be available and can be accessed through the investor section of our website later today.

We will begin by reminding everyone that certain statements in this press are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are characterized by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “continues,” “believes,” “should,” “intended,” “projected,” “guidance,” “preliminary,” “future,” “planned,” “committed,”  and other similar words. These forward-looking statements include, but are not limited to, statements relating to the company’s objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events or developments that the company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the company’s ability to efficiently and successfully integrate the operations of Stratasys, Inc. and Objet Ltd. after their merger as well as MakerBot, Solid Concepts, and Harvest Technologies after their acquisitions and to successfully put in place and execute an effective post-merger integration plans; the overall global economic environment; the impact of competition and new technologies; general market, political and economic conditions in the countries in which the company operates; projected capital expenditures and liquidity; changes in the company’s strategy; government regulations and approvals;

changes in customers’ budgeting priorities; litigation and regulatory proceedings; the company’s ability to satisfy the financial covenants under its revolving credit facility; and those factors referred to under “Risk Factors”, “Information on the Company”, “Operating and Financial Review and Prospects”, and generally in the company’s annual report on Form 20-F for the year ended December 31, 2014 filed with the U.S. Securities and Exchange Commission (the “SEC”), and in other reports that the company has filed with or furnished to the SEC on the date hereof. Readers are urged to carefully review and consider the various disclosures made in the company’s SEC reports, which are designed to advise interested parties of the risks and factors that may affect its business, financial condition, results of operations and prospects. Any guidance and other forward-looking statements in this press release are made as of the date hereof, and the company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

As in previous quarters, our focus on today’s call will be on non-GAAP financial results. These non-GAAP financial measures should be read in combination with our GAAP metrics to evaluate our performance. We also note that we are not providing any pro forma financial results for acquisitions. Certain non-GAAP to GAAP reconciliations are provided in the table contained in our slide presentation and press release.

Now I would like to turn the call over to our CEO, David Reis. David?

SLIDE 4: OPENING SUMMARY

SPEAKER: David Reis

Thank you, Shane, and good morning, everyone. Thank you for joining today’s call to discuss our second quarter results.

The second quarter represented a continuation of the challenging market environment we began to observe in the first quarter.

We believe that during 2013 and 2014, our company and industry experienced an extraordinary period of growth, driven by the positive synergies that resulted from the merger between Stratasys and Objet in 2012, as well as by the heightened level of mainstream media attention that the industry enjoyed during that period.

We believe that our industry is now transitioning through a period of slower growth, as users digest their recent investments in 3D printing and expand capacity utilization.

Despite these headwinds, we are encouraged by areas of sequential improvement in our business and remain convinced of the long-term potential of our industry.

Supporting our view, we recently completed two events, including one with our channel partners in Europe, and one with our Stratasys Direct Manufacturing customers in North America, where excitement around our industry’s future and the potential of our revolutionary products remains high.

Additionally, sales leads within the channel remain strong, and sales of our high-end production systems have shown signs of improvement after a slow first quarter.

We are beginning to see tangible results that reaffirm our strategy of developing targeted solutions within key market verticals; and recently announced a major collaboration for our Solidscape product line in China, which presents significant potential for future expansion.

Short term, we will continue to make adjustments to align expenses with current market conditions.

However, we remain committed to our longer-term growth initiatives that include enhancing vertical solution capabilities; expanding customer support services; accelerating product development; and enhancing our sales and marketing infrastructure.

Later in the call, I will return to provide more details on these developments and our strategy moving forward, but first, I will turn the call over to our CFO and COO, Erez Simha, who will review the details of our financial results. Erez?

SLIDE 5: FINANCIAL RESULTS SUMMARY

SPEAKER: Erez Simha

Thank you, David, and good morning, everyone.

The growth experienced during the second quarter, compared to Stratasys’ historical growth rates, is a reflection of the overall market weakness and a slowdown in sales across most regions and business units when compared to last year.

After analyzing the results from the first half of this year, we believe we are moving through a period of market stabilization that is marked by slower growth as users expand capacity and utilization.

Total revenue in the second quarter increased by 2% to $182.3 million when compared to $178.5 million for the same period last year, and was up approximately 6% sequentially.

On an organic basis, which excludes the impact of acquisitions, revenue growth was down 10% when compared to the same period last year, or down approximately 5% on a constant currency basis.

Our core business revenue, excluding MakerBot and Stratasys Direct Manufacturing, was up 1.3% in the second quarter over last year, and up approximately 8% when compared to the first quarter of this year, as we have begun to observe some recovery in our high-end production systems sales.

The lower growth experienced in the second quarter was primarily due to a slowdown in hardware sales, as well as negative growth in the Asian-Pacific region and for MakerBot.

MakerBot product and service revenue declined by 57% in the second quarter over last year, driven by the overall market weakness, as well as by ongoing challenges associated with the restructuring of this business.

Non-GAAP net income for the second quarter was $8 million, or $0.15 per diluted share, compared to non-GAAP net income of $28 million, or $0.55 per diluted share, reported for the same period last year.

SLIDE 6: REVENUE

Product revenue in the second quarter decreased by 13% to $134.5 million, as compared to the same period last year.

Within product revenue, system revenue decreased by 21% in the second quarter over the same period last year, with the decline driven primarily by weaker MakerBot system sales, as well as the overall market weakness we discussed previously.

Consumables revenue grew by 6% over the same period last year, or 13% on a constant currency basis — in line with our revised expectations for the year.

Services revenue in the second quarter increased by 96% to $47.8 million, as compared to the same period last year.

The increase in services revenue was driven primarily by the revenue contribution of Solid Concepts and Harvest Technologies, which were acquired during the third quarter of 2014, and thus not included in the previous year’s results.

Within service revenue, customer support revenue, which includes the revenue generated mainly by maintenance contracts on our systems, increased by 17% compared to the same period last year.

SLIDE 7: UNIT SALES

The Company sold 6,731 3D printing and additive manufacturing systems during the second quarter, and on a pro-forma combined basis, has sold a total of approximately 136,000 systems worldwide as of June 30, 2015.

Unit sales in the second quarter, relative to prior periods, were impacted by lower MakerBot unit sales, as well as the overall impact of the market factors we have outlined previously.

We are observing signs of recovery in our high-end production systems, led by a sequential sales improvement in our Fortus line. This includes positive market reception for the new Fortus 450mc, which performed ahead of plan in the second quarter.

Additionally, we have seen sequential improvement for our recently introduced Connex line of color multi-material 3D printers.

Most notably, sales of our Solidscape line of 3D printers grew significantly during the quarter, driven by the initial orders for our recently announced collaboration in China, which David will discuss in more detail later in the call.

SLIDE 8: GROSS PROFIT

Non-GAAP gross margins declined to 54.7% for the second quarter, compared to 59.8% in the same period last year. Non-GAAP gross margins expanded sequentially, when compared to first quarter gross margin of 54.1%.

The decrease in gross margin over last year resulted primarily from the impact of the inclusion of Solid Concepts and Harvest Technologies.

Gross margin for product revenue was flat in the second quarter compared to last year, and improved sequentially over the first quarter of this year, driven by a sales mix that favored our higher-end systems.

SLIDE 9: OPERATING/NET PROFIT

Operating expenses increased by 23% to $96.1 million, as compared to the same period last year.

Net R&D expenses increased by 28% to $22.5 million in the second quarter over last year, driven by the inclusion of GradCad expenses, increased headcount, and an overall acceleration in system and material development.

Compared to the first quarter of 2015, net R&D expenses declined 8%.

SG&A expenses increased by 22% to $73.6 million for the second quarter over last year, primarily due to the inclusion of Solid Concepts and Harvest Technologies operating expenses. Sequentially, SG&A expenses increased 5% compared to the first quarter of 2015

We received a tax benefit of $4.8 million in the second quarter compared to an effective tax rate of 3.8% for the same period last year.

Our tax expenses were impacted by losses incurred in high tax jurisdictions that were offset by taxable income in low tax jurisdictions.

SLIDE 10: GEOGRAPHIC MIX

The following slide provides you a breakdown of our geographic sales for the quarter, which reflects an emerging recovery trend in North America.

The outlook for the remainder of the third quarter of 2015 is for continued improvement in North America and Europe, with an expectation of continued market headwinds in the Asia-Pacific-Japan region, driven by tough macro-economic conditions.

SLIDE 11: BALANCE SHEET/CASH FLOW

Non-GAAP EBITDA for the second quarter amounted to $12.1 million.

The Company used $15.6 million in cash from operations during the second quarter, and currently holds approximately $502.6 million in cash, cash equivalents, and short term bank deposits.  Our cash balance includes cash from a $175 million drawdown on the Company’s revolving credit facility.

We incurred significant one-time cash and non-cash charges during the second quarter related to post-merger-integration activities and company reorganization.

Capital expenditures amounted to approximately $30.4 million in facility and equipment investment, primarily driven by new office facilities in Israel.

Inventory increased to $137.4 million as compared to $131 million at the end of the first quarter of 2015 representing a 5% increase over the first quarter.

Accounts receivable decreased to $137 million, representing a 4% decrease as compared to $142.4 million at the end of the first quarter; while DSO on 12-month trailing revenue was 65, compared to 67 at the end of the first quarter.

SLIDE 12: SUMMARY

In summary,

1.)          We observed some signs of sequential improvements versus the first quarter of 2015, although our second quarter results were lower than expected across most geographies and industries compared to growth levels experienced historically.

2.)          We are observing signs of recovery in certain regions, and are cautiously optimistic about sustained improvement in North America and Europe. However, we expect the Asia-Pacific region, as well as sales at MakerBot, to remain a headwind for the duration of the third quarter.

3.)          We will continue to make adjustments to our operating expenses to align with changes in the current market environment; longer term, however, we remain committed to our growth initiatives and investment plan.

4.)          We remain well positioned to respond to an acceleration in demand, or improvements in overall market conditions.

5.)          We believe that we have a strong balance sheet and are making the appropriate investments in strategic initiatives and building infrastructure to help accelerate our growth moving forward, and that we are on the leading edge of our exciting industry.

I would now like to turn the call over to our VP of Investor Relations, Shane Glenn, who will provide you greater details on our updated 2015 financial guidance. Shane.

SLIDE 13 & 14: GUIDANCE

SPEAKER: Shane Glenn

Thank you, Erez.

Due to the Company’s limited visibility regarding the timing of improvements in growth, the Company has withdrawn its previously delivered financial guidance, and instead has provided financial guidance for the third quarter of 2015 as follows:

1.              Total revenue in the range of $175 to $190 million, with non-GAAP net income in the range of $1.5 to $7.0 million, or $0.03 to $0.13 per diluted share.

2.              GAAP net loss of $27.0 million to $22.5 million, or ($0.52) to ($0.43) per share.

3.              Non-GAAP earnings guidance excludes $18 million of projected amortization of intangible assets; $9.5 million to $10.0 million of share-based compensation expense; $7 million to $8 million in non-recurring expenses related to acquisitions; and includes $6.0 million to $6.5 million in tax expenses related to non-GAAP adjustments.

Finally, at this time we are not modifying the following long term goals for the Company’s operating model, which include:

•                  Annual organic revenue growth of at least 25%

•                  Non-GAAP operating income as a percentage of sales of 18-23%

•                  Non-GAAP effective tax rate of 10-15%

•                  Non-GAAP net income as a percentage of sales of 16-21%

Appropriate reconciliations between GAAP and non-GAAP financial measures are provided in a table at the end of our press release, providing an itemized detail of the non-GAAP financial measures.

Now, I’d like to turn the call back over to David Reis. David?

SLIDE 15: STRATEGIC OVERVIEW

SPEAKER: David Reis

Thank you, Shane.

As I mentioned in my opening remarks, we believe that the extraordinary growth that Stratasys and our industry enjoyed during 2013 and 2014 was driven in part by the synergies that resulted from the Stratasys and Objet merger in 2012, as well as from the heightened level of media attention observed during that period.

During this period, our customers’ capacity went through a dramatic expansion.

Now, the industry’s near-term growth is likely being impacted as end-markets digest capacity and increase their utilization.

Despite these near-term challenges, we see no indication of a fundamental change in the attractive market opportunity within our industry, and we are encouraged by the sequential improvements we are observing in areas of our business.

We continue to believe that our industry is poised to transform manufacturing, engineering and design processes across a wide range of sectors; and will be driven by vertical solution development and further penetration into advanced manufacturing applications.

With our strong pipeline of potential future opportunities, and our position of leadership within the industry, we believe we are well positioned to capitalize on these opportunities as they develop.

As mentioned earlier, we are committed to the strategic investment plan that we unveiled early this year, which is designed to support the future growth of our business and sustain our leadership position.

The multi-year investment plan focuses on enhancing vertical industry solutions; expanding customer support services; building an enhanced sales and marketing infrastructure, and accelerating product development - all designed to support potential annual revenues of $3 billion in 2020.

SLIDE 16: CHANNEL EVENTS

To reiterate, we see no change in the long-term opportunity for our industry, and are observing enthusiasm and interest from both our channel partners and customers.

We recently hosted 239 of our Stratasys Direct Manufacturing customers in Nashville, Tennessee at the first SDM summit to introduce the combined SDM organization as a total solution provider that focuses on applications from prototype to production.

At the event, the additive manufacturing experts from our SDM group conducted seminars, workshops, and one-on-one meetings with key accounts.

Additionally, our recent EMEA channel partner event was attended by CEO’s and sales executives from 41 Stratasys European resellers.

The event was the first channel partner meeting at our new Stratasys EMEA headquarters in Germany, and featured workshops sharing best practices for vertical markets, marketing, and growing the materials and service business.

Both of these events were well attended, and the feedback from customers and channel partners was positive, reinforcing our optimistic long-term outlook.

SLIDE 17: GO-TO-MARKET

We made multiple enhancements to our overall channel and go-to-market strategy during the quarter.

1)             Strengthening our presence in Germany, Switzerland, and Austria through the acquisition of a key German channel partner, RTC Rapid Technologies;

2)             Making enhancements to our North American channel for Stratasys product lines with the addition of W.D. Distributing and WYNIT;

3)             For MakerBot, we announced the expansion of our Sam’s Club retail presence to over 600 stores, following a successful pilot program;

4)             We reorganized the MakerBot channel in Europe and Asia to better leverage the existing Stratasys go-to-market infrastructure within those regions;

5)             And finally, recently Fisher Unitech, a top Stratasys reseller, announced it is now carrying our MakerBot brand of products.

SLIDE 18: SOLIDSCAPE

In addition to these go-to-market developments, we are beginning to see tangible results with new customers and applications.

The Chinese government has a multi-decade plan for growing and employing a highly skilled workforce, and has committed publicly to promoting 3D printing as a driving force in China’s future manufacturing development.

This initiative represents a significant opportunity for Stratasys, and we are pleased to have recently announced a collaboration for our Solidscape product line with the Kangshua Group in China to provide Solidscape 3D printers for applications relating primarily to custom jewelry manufacturing.

This agreement provides Stratasys with the opportunity to play a major role in creating the largest network of service bureaus and innovation centers in China that will target applications for custom jewelry manufacturing using our Solidscape line of products.

Our Solidscape line of high-precision 3D printers produce wax patterns is ideal for lost wax investment casting and mold making applications.

These patterns meet high standards in surface finish, accuracy and material castability, while eliminating the need for significant post-processing.

The multi-year collaboration includes providing up to 1,000 Solidscape high precision 3D printers to equip multiple new service bureaus and innovation centers within China; as well as the opening of a manufacturing facility, by Kangshua, for the assembly of Solidscape 3D printers for the domestic Chinese market.

Also included in the agreement is a plan to supply China’s 3D printing education initiative with significant quantities of Solidscape 3D printers.

We believe this marks the most comprehensive 3D printing collaboration to date in China, and will help drive significant growth for manufacturing applications utilizing our Solidscape product line.

SLIDE 19: VERTCAL ADOPTION TRENDS - DENTAL

Another area of recent success is within the dental market, where we are observing growing adoption that we believe validates our strategy to focus on this exciting vertical.

Our customer, a leading manufacturer of clear orthodontic aligners, recently announced a 30% expansion of its fleet of Objet Eden500V 3D Printers; and prints 100% of its custom-made orthodontic aligners utilizing Stratasys PolyJet 3D printers and VeroDent material.

Our PolyJet technology provides our customer with the ability to efficiently manufacture custom aligners on a mass scale with optimized workflows, faster production, and shortened lead times.

We believe that our customer’s adoption of 3D printing technology is indicative of potential significant expansion within the dental vertical, including the further adoption of our Stratasys PolyJet based solutions for the production of custom-made orthodontic products.

Our Vertical Business Unit strategy is designed to capture these opportunities, and we made significant operational enhancements, including key personnel additions during the second quarter that we believe will further enhance our ability to address dental applications and provide solutions to this vertical moving forward.

SLIDE 20: SUMMARY

In summary:

1.)          While we are disappointed with our second quarter results, at this time, we see no indication of a change in the fundamental growth drivers for additive manufacturing, and we believe the long-term opportunity remains very promising.

2.)          We are encouraged by areas of sequential improvement in our business, and remain optimistic about our longer-term growth prospects.

3.)          We believe our industry is transitioning through a period of slower growth, as users digest their investments in 3D printing and expand the utilization of recently acquired capacity.

4.)          While we remain confident in our long-term market prospects, in light of the current growth environment, we are making adjustments to better align expenses with current market conditions.

5.)          Finally, we are confident that our investment plan and our growth strategy will enable us to put greater focus on long-term vertical and manufacturing-related applications, such as dental and our recently announced Solidscape collaboration; which further position the company to capitalize on future growth opportunities; and help solidify our leading position in additive manufacturing and 3D printing.

Operator, please open the call for questions.

SLIDE 21: Q&A

SPEAKER: David Reis

Thank you for joining today’s call. We look forward to speaking with you again next quarter.

Goodbye.